EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2007		2008		2009		2010		2011
Earnings:

Net income	$16,398,464		$16,874,193		$33,680,631		$37,982,720		$11,313,124
Add:
Fixed Charges	24,693,818		26,869,721		27,373,757		23,787,960		39,308,018

Earnings, as adjusted (A)	41,092,282		43,743,914		$61,054,388		$61,770,680		$50,621,142

Fixed charges:
Interest expensed and capitalized	$24,254,399		$26,333,101		$26,823,430		$22,779,901		$36,643,084
Amortized premiums discounts and capitalized expenses related to indebtedness	439,419		536,620		550,327		1,008,059		2,664,934

Fixed charges, as adjusted (B)	$24,693,818		$26,869,721		$27,373,757		$23,787,960		$39,308,018

Ratio of earnings to fixed charges ((A) divided by (B)):	1.66	x	1.63	x	2.23	x	2.60	x	1.29	x